Exhibit 99.2

PERSONAL AND CONFIDENTIAL

November 9, 2007

Board of Directors of

Cagle’s, Inc.

Dear Board Members:

This letter is to confirm that James Douglas Cagle together with certain members of his family and Cagle Family Holdings LLC, a Georgia limited liability company (sometimes referred to in this letter as the Cagle Family Group) are pleased to offer $9.00 per share in cash to acquire all of the stock of Cagle’s, Inc. (the “Company”) not owned by the Cagle Family Group.  This offer represents a premium of 19% over the November 8, 2007 closing price.  We believe the shareholders will find this proposal, which provides for all cash consideration at a premium value, very attractive.

We propose a transaction in which we will acquire, through a merger, the Company stock we do not own.  We are well positioned to negotiate and complete a transaction in an expedited manner with a high degree of closing certainty.  To effect this transaction we are close to finalizing the last details on a financing commitment from AgSouth Farm Credit, ACA for $27 million, $17 million of which will be available to fund the transaction.

The members of the Cagle Family Group together hold a controlling stake in the Company’s common stock.  We are not interested in selling our shares pursuant to an alternative transaction and will only consider a transaction in which we purchase all of the outstanding shares of the Company not now owned by us.  Given our controlling stake in the Company and the nature of the proposed transaction, we expect that you will form a special committee of independent directors to consider this offer and respond on behalf of the Company and its other shareholders.

This letter is not intended to constitute a binding offer or commitment, and no binding obligation on the part of the Company or the Cagle Family Group shall arise with respect to this proposal or any transaction unless and until such time as definitive documentation, satisfactory to us and approved by the Company, is executed and delivered.

Our entire team looks forward to working with you and the special committee to complete a transaction that is attractive to the Company’s public shareholders.

Very truly yours,

/s/ James Douglas Cagle

James Douglas Cagle

on behalf of the Cagle Family Group